A.G.P./Alliance Global Partners

590 Madison Avenue, 36th Floor

New York, NY 10022

February 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:  Enservco Corporation (the “Company”)

Registration Statement on Form S-1

File No. 333-252275

Acceleration Request

Requested Date: Monday, February 8, 2021

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representative of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on February 8, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

A.G.P./Alliance Global Partners

By: /s/Thomas J. Higgins

Name:  Thomas J. Higgins

Title:    Managing Director